300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

September 19, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:         Starboard Resources, Inc.
Registration Statement on Form S-1
Filed September 13, 2013
CIK No. 333-191139

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on the Form S-1 registration statement dated August 16, 2013.  The Company has filed its First Amendment to its Form S-1 Registration Statement as of the date of this letter and all references to page numbers in the comment responses are references to page numbers in the First Amendment to its Form S-1 Registration Statement.

Comment No. 1 - General - We note your response to prior comment 1.  However, your prospectus cover page does not reflect a fixed offering price for the securities for the duration of the offering.  In that regard, you make reference on your prospectus cover page to the sale of all or a portion of the shares at prevailing market prices or privately negotiated prices after your securities are listed on an exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQV. Please revise your disclosure to reflect that the shares offered in this offering will be sold at the fixed price for the duration of the offering.

The relevant sentence has been deleted from the cover page.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 19, 2013

Comment No. 2 – General - Prior comment 3 requested that you revise your disclosure throughout your filing to accurately reflect the relevant ASYM, Gidding and Hunton partnerships and their general partners.  However, you disclosure of the parties to the "Monetization Agreement" at page 10 is not consistent with your disclosure elsewhere at pages 22 and 49 and Exhibit 4.2. Please advise or revise.

The referenced names on pages 10 and 49 of the First Amended Form S-1 have been corrected.

Comment No. 3 – Prospectus Summary, page 1 - Lawsuit Relating to Our Common Stock Shares, page 6 - We note your reference at page 9 to dilution of the interests of the limited partners to the general partner's general partnership interest upon dissolution of the partnerships.  Please revise to clarify the nature and extent of such dilution, and the potential impact on the ownership of your common stock by the limited partners.

Starboard has added responsive disclosure regarding the dilution of the limited partners interest to the general partners on page 9 and 45 of its Form S-1/A filed contemporaneously herewith.

Prospectus Summary, page 1 - "Monetization" Agreement between Asym Capital LP,  . . . Page 9

Comment No. 4 - We note your response to prior comment 9.  However, you have not revised the disclosure referencing ownership of partnerships of "Starboard common shares registered under the Securities Act through this Form S-1 registration statement.”  This disclosure suggests that the shares are registered.  However, as noted in prior comment 9, the registration registers the resale of common stock by the selling shareholders and does not register the shares of common stock.  Please revise.

On pages 10, 39, 44, 49 and 56 of its Form S-1/A filed contemporaneously herewith, Starboard has replaced references to “Starboard common stock shares registered under the Securities Act of 1933” with: “Starboard common stock shares eligible for sale by the partnerships under the Securities Act of 1933.”

Prospectus Summary, page 1 - "Monetization" Agreement between Asym Capital LP,  . . . Page 9

Comment No. 5 – Please clarify here and throughout the prospectus, if true, that the sale of your common stock by "other designated shareholders" refers to the other selling stockholders identified under your disclosure under "Principal and Selling Stockholders" on page 105.

The phrase “designated shareholders” has been changed on page 10, 22, 39, 44 and 56 of Starboard’s Form S-1/A filed contemporaneously herewith to: “designated Selling Stockholders as stated in the table on page 106 of this prospectus.”

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 19, 2013

Comment No. 6 – Starboard Resources, Inc. Organizational Chart, page 12 - We note that your organizational chart at page 12 presents the ownership of your common stock by two groups of shareholders on an aggregate basis.  Please revise to include a cross-reference to your beneficial ownership table of direct investors to the information you have provided regarding the beneficial ownership of each of the entities referenced in the chart.

The Form S-1/A filed contemporaneously herewith has added the following language to the bottom of page 12 containing the organizational chart:  “The specific common stock share ownership numbers and percentages for Giddings Oil and Gas LP, Hunton Oil Partners LP, Asym Energy Fund III LP, Longview Marquis Master Fund LP, LMIF Investments LLC and SMF Investments LLC are found in the table on page 106 of this prospectus.”

Comment No. 7 – Summary Historical Consolidated and Unaudited Financial Data, page 13 - Please revise the second to last sentence of the fourth paragraph on page 13 to indicate the summary consolidated balance sheet data as of June 30, 2012 rather than as of June 30, 2013, was derived from your unaudited consolidated balance sheet of such date which is not included in the prospectus.

The referenced revision has been made on page 13 of Starboard’s Form S-1/A filed contemporaneously herewith.

Comment No. 8 – Supplemental Financial Data, page 64 - We note your disclosure here and on page 28 whereby you reference Impetro Resources LLC as the predecessor corporation.  Please refer to Rule 405 of Regulation C and clarify how you determined that Impetro Resources LLC is a predecessor entity.

Starboard has added language consistent with SEC Rule 405 of Regulation C clarifying how Impetro Resources LLC is a predecessor entity on page 64 of its Form S-1/A filed contemporaneously herewith.

Comment No. 9 – Description of the Properties, page 69 - Oil and Natural Gas Reserves page 70  -  In part, comment 10 of our August 16, 2013 letter requested you to " . . . Expand the discussion of PV-10 to discuss the treatment of unproved reserves, including product prices employed and any volume or cash flow reduction for risk.  On pages 19 and 67 you state "[p]resent value, or PV-10, when used in connection with oil and gas reserves, means the estimated future gross revenue to be generated from the production of proved reserves . . ." On page 70, you present PV-10 for unproved reserves.  On page 77 you state "[a]t January 1, 2013, probable reserves had a PV-10 of $48.0 million, consisting of 76% oil and condensate. Possible reserves during the period had a PV-10 of $9.0 million consisting of 23% oil and condensate."  Please revise the disclosure here and elsewhere in your filing to clearly describe your treatment of PV-10 for both proved and unproved reserves.

Starboard has deleted references to its probable and possible reserves in its Form S-1/A filed contemporaneously herewith.  See e.g. pages 70 and 77 of the Form S-1/A.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 19, 2013

Description of the Properties – Page 61

Comment No. 10 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76. - We note that you disclose your lease operating expenses were $1,530,274 for the year ended December 31, 2012, whereas your tabular disclosure reflects that these expenses relate to the six months ended June 2013.  Please advise or revise.

Starboard has revised the relevant language on page 79 of its Form S-1/A filed contemporaneously herewith to reflect that the referenced lease operating expense number was for the six months ending June 30, 2012.

Comment No. 11 – Results of Operations, page 79 - our results of operations appears to focus only on your operating income (loss).  Please provide a discussion that analyses (sic) the underlying reason and known trends for Other Income (expense) items presented in your statements of operations.

Starboard has added a paragraph referencing “Other Income (Expenses)” on page 80 of its Form S-1/A filed contemporaneously herewith.

Comment No. 12 - Liquidity and Capital Resources, page 81 - We note that you expect to fund your 2013 capital budget predominantly with cash flows from operations.  Please disclose in this section your capital budget for 2013.

Starboard has revised its disclosures on page 81 of its Form S-1/A filed contemporaneously herewith to disclose the 2013 capital budget and amount of the capital budget spent through June 30, 2013.

Comment No. 13 - Liquidity and Capital Resources, page 81 - Please clarify what you mean when you state the DD & A expense increase "reflects the impact of asset consolidation on the balance sheet."

Starboard has updated its depletion, depreciation, and amortization disclosure on page 83 of its Form S-1/A filed contemporaneously herewith to replace “asset consolidation” with   “depletion expenses associated with new property acquisitions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Comment No. 14 – General and administrative expenses (G & A expense) page 83 - Please discuss the underlying reasons for the increase in G & A expense for the six months ended June 30, 2013 in comparison to the six months ended June 30, 2012

On page 83 of its Form S-1/A filed contemporaneously herewith, Starboard has updated its general and administrative cost disclosure with an additional sentence stating: “The increase was due primarily to fees charged in connection with increased staffing due to greater drilling activity.”

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 19, 2013

Comment No. 15 - Executive Compensation, page 94, Summary Compensation Table, page 98 - We note your response to prior comment 17 and your new disclosure in your summary compensation table of "116,550" for stock awards in 2012 for each of Mr. Pawelek, Mr. Shaw and Ms. Vo.  However, you disclose earlier in your filing that such individuals each received 116,550 shares of restricted stock, and disclose in footnote 14 to your financial statements for the fiscal year ended December 31, 2012 a grant date fair value of $10,000 per share.  Please note that amounts listed in "Stock Awards" column in the "Summary Compensation" table are required to be based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Refer to Item 402(n)(2)(v) of Regulation S-K.  Please revise or advise. Please include a footnote disclosing all of those assumptions in your financial statements, or to a discussion in your Management's Discussion and Analysis.  Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Starboard has updated its summary compensation table and footnote on 98 of its Form S-1/A filed contemporaneously herewith to provide the information required by Item 402(n)(2)(v) of Regulation S-K and FASB ASC Topic 718.

Comment No. 16 – Executive Compensation, page 94, Summary Compensation Table, page 98 - We note that the value of the stock awards granted to Mr. Pawelek, Mr. Shaw and Ms. Vo in 2012 are not reflected in their total compensation.  Please advise or revise.

Starboard has updated its Summary Compensation Table to include in its total compensation designation the unvested grants of restricted stock to officers under their employment agreements.  The updated Summary Compensation Table is found on page 98 of Starboard’s Second Amended Form S-1 filed contemporaneously herewith.

Comment No. 17 – Financial Statements - Please obtain a revised report from your independent public accounting firm that includes the signature of the firm in accordance with Rule 2-02 of Regulation S-X and AU Section 508.  The comment also applies to the audit report opining on the financial statements of Impetro Resources LLC.

Starboard provides a revised report from its independent public accounting firm that includes the signature of the firm in accordance with Rule 2-02 of Regulation S-X and AU Section 508 for Starboard found at the beginning of the Company’s financial statements and in Impetro Resources LLC’s financial statements attached as Exhibit 99.6 to the Form S-1/A.

Comment No. 18 – Consolidated Statements of Changes in Stockholder Equity, page F-4 - With respect to the retroactive application of common stock issued to the common controlled entities in connection with the roll-up transaction, please address the following: (1) Tell us why 1,519,146 of the 7,550,000 common shares issued to common controlled entities are reflected as issued on the roll-up date;  and (2) Clarify if the retroactive application of 6,030,854 common shares and related equity accounts represent the historical equity of the common controlled entities as of the roll-up date.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
September 19, 2013

The issuance of the 1,519,146 common shares relating to ASYM Energy Fund III, L.P. happened during 2011 before the roll-up date.  The (2) notation only mentions a retroactive application of common stock issued to common controlled entities as a result of the roll-up transaction and no indication of issuance on the roll-up date. The revised financial statement added “prior to Roll-up” after the reference to ASYM Energy Fund III, L.P. to clarify. Starboard has also added (2) next to the 6,030,854 common shares to clarify this. (See page F-4 of Starboard Form S-1/A filed contemporaneously herewith).

Starboard has updated its financial statement section entitled “Consolidated Statements of Changes in Stockholder’s Equity” to correct references in the reference to (3) at the bottom of page F-4.

Exhibits

Comment No. 19 - We note that you make reference in your exhibit index filed with your registration statement on Form 10 and your quarterly report on Form 10-Q.  If you intend to incorporate such exhibits into your registration statement on Form S-1 by reference to such other filings, please revise your exhibit index to provide such incorporation by reference.

Starboard has revised its Exhibit Table starting at page II-11 to provide for incorporation by reference to exhibits to other filings that Starboard has made with the SEC.

Comment No. 20 – Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.  It does not appear that these interactive data files have been submitted with this registration statement.  We also note that you have not submitted such interactive data files with your quarterly report for the quarter ended June 30, 2013.  Please advise.

Starboard filed its interactive data files for 10-Q for the period ending June 30, 2013 on September 17, 2013.  It will be filing its interactive data files for the Form S-1/A filed contemporaneously herewith at or near the same time as the Form S-1/A.

ACKNOWLEDGMENT

Reference is made to the Form S-1/A, as amended (the “Form S-1/A”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form S-1/A that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.